Apellis Pharmaceuticals, Inc.

6400 Westwind Way, Suite A

Crestwood, KY 40014

February 8, 2016

VIA EDGAR

David Lin, Esq.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Apellis Pharmaceuticals, Inc.
Registration Statement on Form S-1
(File No. 333-207400)

Dear Mr. Lin:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, Apellis Pharmaceuticals, Inc. (the “Company”) hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2015, together with all exhibits thereto.

The Registration Statement was filed in connection with the proposed public offering by the Company of its common stock, which the Company has determined not to pursue at this time. The Company confirms that it has not sold any securities pursuant to the Registration Statement.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the President and Chief Executive Officer at Apellis Pharmaceuticals, Inc., Attention: Cedric Francois, 6400 Westwind Way, Suite A, Crestwood, KY 40014, facsimile number (502) 241-4114, with a copy to the Company’s counsel, Wilmer Cutler Pickering Hale and Dorr LLP, Attention: Stuart M. Falber, 60 State Street, Boston, MA 02109, facsimile number (617) 526-5000.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to call the undersigned at (502) 241-4114 or Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6663 with any questions you may have regarding this matter.

Very truly yours, Apellis Pharmaceuticals, Inc.

By:	/s/ Cedric Francois
Cedric Francois, M.D., Ph.D. President and Chief Executive Officer

cc:	David O. Watson, Esq.